Exhibit 99.2

MANAGEMENT’S DISCUSSION AND ANALYSIS

This Management’s Discussion and Analysis (“MD&A”) provides a review of BELLUS Health Inc.’s operations and financial performance for the three and nine-month periods ended September 30, 2021. In this MD&A, unless the context otherwise requires, the terms “BELLUS Health”, “Company”, “we”, “us”, and “our” refer to BELLUS Health Inc. This document should be read in conjunction with our unaudited condensed consolidated interim financial statements for the three and nine-month periods ended September 30, 2021, as well as our audited consolidated financial statements for the year ended December 31, 2020.

We prepare our condensed consolidated interim financial statements in accordance with the International Accounting Standard (“IAS”) 34, Interim Financial Reporting of International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board (“IASB”). The condensed consolidated interim financial statements and MD&A for the three and nine-month periods ended September 30, 2021 have been reviewed by our Audit Committee and approved by our Board of Directors. This MD&A was prepared by management with information available on November 10, 2021. Additional information regarding our business and other matters, including related-party transactions, contractual obligations, financial risk management, disclosure controls and procedures, internal control over financial reporting, and risks and uncertainties, can be found in our Annual Report and Annual Information Form for the year ended December 31, 2020, as well as in our annual report on Form 40-F filed with the U.S. Securities and Exchange Commission and our other public filings, which are available on SEDAR at www.sedar.com and on EDGAR at www.sec.gov/edgar. Please also refer to the “Risks and Uncertainties” section, which can be found below.

This document contains forward-looking statements, which are qualified by reference to, and should be read together with the “Forward-Looking Statements” cautionary notice, which can be found below.

All currency figures reported in the condensed consolidated interim financial statements and in this document are in U.S. dollars, unless otherwise specified.

FORWARD-LOOKING STATEMENTS

Certain statements contained in this MD&A may constitute “forward-looking information” within the meaning of applicable securities laws in Canada and “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, as amended (collectively, “forward-looking statements”), which involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. These forward-looking statements include information about possible or assumed future results of our business, financial condition, results of operations, liquidity, objectives and strategies to achieve those objectives, as well as statements with respect to our beliefs, targets, expectations, anticipations, estimates or intentions. In some cases, you can identify forward-looking statements by terminology such as “believe”, “may”, “estimate”, “continue”, “anticipate”, “intend”, “should”, “plan”, “expect”, “predict”, “potential”, “could”, “assume”, “project”, “guidance” or the negative of these terms or other similar expressions, although not all forward-looking statements include such words. These statements reflect current expectations of management regarding future events and operating performance and speak only as of the date of this MD&A. The statements we make regarding the following matters are forward-looking by their nature and are based on certain of the assumptions noted below:

•	our aim to develop and commercialize BLU-5937 for the treatment of hypersensitization disorders, including refractory chronic cough (“RCC”) and chronic pruritus associated with atopic dermatitis (“AD”);

•	our aim to complete additional preclinical studies on BLU-5937;

•	our aim to complete additional Phase 1 clinical trials with BLU-5937;

•	our expectations to release topline results in December 2021 for our Phase 2b SOOTHE clinical trial of BLU-5937 for the treatment of patients with RCC;

•	our expectations to release topline results in December 2021 for our Phase 2a BLUEPRINT clinical trial of BLU-5937 for the treatment of patients with chronic pruritus associated with AD;

•	our aim to further explore the potential of BLU-5937 for the treatment of other afferent hypersensitization-related conditions;

•	our expectations with respect to the timing and cost of the research and development activities of BLU-5937;

•	the function, potential benefits, tolerability profile, effectiveness and safety of our product candidates, including BLU-5937, including with respect to patient population, pricing and labeling, and the impact of our enrichment strategy on labeling;

•	our expectations with respect to pre-commercialization activities related to the commercial launch of BLU-5937, if approved;

•	our expectations regarding the potential development of a once-daily dosing regimen of BLU-5937 using an extended-release formulation;

•	our expectations regarding our ability to arrange for and scale up the manufacturing of BLU-5937 to reach commercial scale;

•	our estimates and assessment of the potential markets (including size) for our product candidates;

•	our expectations regarding pricing and acceptance of our product candidates by the market, if approved;

•	our estimates and projections regarding potential pricing for BLU-5937 and how such pricing compares to other P2X3 antagonists;

•	our estimates and projections regarding the size of the total addressable global RCC market and associated P2X3 revenue potential;

•	the benefits and risks of our product candidates as compared to others;

•	our aim to obtain regulatory approvals to market our product candidates;

•	our expectations with respect to the cost of preclinical studies and clinical trials and potential commercialization of our product candidates, including BLU-5937;

•	our expectation of the continued listing of the common shares on the TSX and Nasdaq;

•	our current and future capital requirements and anticipated sources of financing or revenue;

•	our expectations regarding the ongoing COVID-19 pandemic and its impact on our business;

•	our expectations regarding the protection of our intellectual property;

•	our business strategy; and

•	our development and partnership plans and objectives.

The preceding list is not intended to be an exhaustive list of all of our forward-looking statements.

Conclusions, forecasts and projections set out in forward-looking information are based on our current objectives and strategies and on expectations and estimates and other factors and assumptions that we believe to be reasonable at the time applied but may prove to be incorrect. These include, but are not limited to:

•	the function, potential benefits, effectiveness and safety of BLU-5937;

•	the benefits and risks of our product candidates as compared to others;

•	the accuracy of our belief that selective P2X3 antagonists have an improved tolerability profile compared to the most advanced P2X3 receptor antagonist in development, Merck & Co.’s gefapixant;

•	progress, timing and costs related to the development, completion and potential commercialization of our product candidate;

•	the ability of our interim analysis of the Phase 2b SOOTHE trial to predict the final results of the trial and the interpretability thereof;

•	estimates and projections regarding our industry;

•	market acceptance of our product candidate;

•	future success of current research and development activities;

•	achievement of development and commercial milestones, including forecasted preclinical study and clinical trial milestones within the anticipated timeframe;

•	our reliance on third parties to conduct preclinical studies and clinical trials for BLU-5937;

•	the accuracy of the timelines and cost estimates related to our preclinical and clinical programs;

•	the successful development of once-daily dosing with extended release formulation for BLU-5937;

•	our ability to achieve intended order of market entry of BLU-5937 relative to other P2X3 antagonists;

•	accuracy of our findings of statistically significant interaction between baseline cough frequency and treatment benefit, and realization of the intended benefits of our enrichment strategy;

•	accuracy of our estimates and projections regarding potential pricing for BLU-5937, including parity to other P2X3 antagonists;

•	accuracy of our estimates and projections regarding the size of the total addressable global RCC market and associated P2X3 revenue potential;

•	the capacity of our primary supply chain to produce the required clinical supplies to support a Phase 3 program in RCC within the anticipated timeframe, and the absence of further global supply chain disruptions with respect to such required clinical supplies that may be caused by COVID-19;

•	absence of interruption or delays in the operations of our suppliers of components or raw materials, contract research organizations or other third parties with whom we engage, whether as a result of disruptions caused by the COVID-19 pandemic or otherwise;

•	accuracy of our expectations regarding label indication for BLU-5937 in RCC and the potential to expand the use of P2X3 antagonists to all RCC patients;

•	absence of material deterioration in general business and economic conditions, including the impact on the economy and financial markets of the COVID-19 pandemic and other health risks;

•	the effectiveness of COVID-19 containment efforts, including the roll out of vaccination programs, effectiveness of vaccines against variant strains of COVID-19 (including the Delta variant) and gradual recovery of global environment and global economic conditions;

•	the impact of COVID-19 on participant enrollment;

•	the receipt of regulatory and governmental approvals for research and development projects and timing thereof;

•	the availability of tax credits and financing for research and development projects, and the availability of financing on favorable terms;

•	our expectations regarding our status as a passive foreign investment company;

•	the accuracy of our estimates regarding future financing and capital requirements and expenditures;

•	the achievement of our forecasted cash burn rate;

•	the sufficiency and validity of our intellectual property rights;

•	our ability to secure, maintain and protect our intellectual property rights, and to operate without infringing on the proprietary rights of others or having third parties circumvent the rights owned or licensed by us;

•	our ability to source and maintain licenses from third-party owners on acceptable terms and conditions;

•	absence of significant changes in Canadian dollar-U.S. dollar and other foreign exchange rates or significant variability in interest rates;

•	the absence of material changes in market competition and accuracy of our assumptions and projections regarding profile and market dynamic amongst more selective agents;

•	our ability to attract and retain skilled staff;

•	our ability to maintain ongoing relations with employees and business partners, suppliers and other third parties;

•	the accuracy of the market research, third-party industry data and forecasts relied upon by us; and

•	the absence of adverse changes in relevant laws or regulations.

There are important factors that could cause our actual results, levels of activity, performance or achievements to differ materially from the results, levels of activity, performance or achievements expressed or implied by the forward-looking statements. See the “Risk Factors” section in our Annual Information Form for the year ended December 31, 2020 as well as our other public filings with the Canadian securities regulatory authorities and the United States Securities and Exchange Commission for further risk factors that might affect us and our business. Please also refer to the “Risks and Uncertainties” section, which can be found below. Should one or more of the risks, uncertainties or other factors outlined in our Annual Information Form for the year ended December 31, 2020 as well as our other public filings materialize, our objectives, strategies or intentions change, or any of the factors or assumptions underlying the forward-looking information prove incorrect, our actual results and our plans and targets could vary significantly from what we currently foresee. Accordingly, we warn investors to exercise caution when considering statements containing forward-looking information and that it would be unreasonable to rely on such statements as creating legal rights regarding our future results or plans or targets. All of the forward-looking information in this MD&A is qualified by the cautionary statements herein.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this MD&A, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

You should not rely upon forward-looking statements as predictions of future events. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we undertake no obligation to update publicly any forward-looking statements for any reason after the date of this MD&A, to conform these statements to actual results or to changes in our expectations.

CORPORATE PROFILE

We are a clinical-stage biopharmaceutical company developing novel therapeutics for the treatment of RCC (cough hypersensitivity) and other hypersensitization disorders. Our lead product candidate, BLU-5937, is a highly selective antagonist of the P2X3 receptor, a target linked to hypersensitivity. We are currently developing BLU-5937 for the treatment of adults with RCC and chronic pruritus associated with AD. We believe these hypersensitization-related disorders, which share a common pathophysiology that is mediated through the P2X3 receptor, represent areas of significant unmet medical need and are potentially large market opportunities. We believe the characteristics of BLU-5937 observed in our preclinical studies and Phase 1 and 2 clinical trials support the development of BLU-5937 and, if approved, position it as a potential competitive treatment option in the P2X3 antagonist class. We currently have two ongoing trials that were initiated in the fourth quarter of 2020: SOOTHE, a Phase 2b trial evaluating the efficacy and safety of BLU-5937 in RCC patients and BLUEPRINT, a Phase 2a proof-of-concept trial evaluating the efficacy and safety of BLU-5937 in patients with chronic pruritus associated with AD. We announced in September 2021 that we had completed participant enrollment in both the SOOTHE and BLUEPRINT trials. Topline results from both trials are expected in December 2021.

Our shares trade on the Nasdaq Global Market (“Nasdaq”) and on the Toronto Stock Exchange (“TSX”) both under the symbol “BLU”.

BUSINESS OVERVIEW

Key Updates

Ongoing Phase 2b SOOTHE clinical trial of BLU-5937 in patients with RCC.

•	In September 2021, we announced positive findings from a preplanned administrative interim analysis of the SOOTHE trial. A predefined stringent probability threshold for clinical efficacy was met for at least one and up to all three doses of BLU-5937 tested. Limited taste-related adverse events were observed, consistent with previous BLU-5937 trials, and no serious adverse events were reported.

•	As of September 2021, we completed participant enrollment in the SOOTHE trial with a total of 310 participants with RCC enrolled, including 249 participants in the main trial and 61 in the exploratory group.

•	Topline results are expected in December 2021.

•	The positive findings from the SOOTHE trial interim analysis enabled us to accelerate the planning for our Phase 3 program while awaiting the SOOTHE trial’s final results.

Ongoing Phase 2a BLUEPRINT clinical trial of BLU-5937 in patients with chronic pruritus associated with AD.

•	As of September 2021, we completed participant enrollment in the BLUEPRINT trial, with a total of 142 participants with moderate to severe chronic pruritus associated with mild-to-moderate AD enrolled.

•	Topline results are expected in December 2021.

Presented additional RELIEF data at the European Respiratory Society International Congress 2021 (“ERS”).

•	Additional data from the Phase 2a RELIEF trial was presented in an oral presentation at ERS, which was held September 5-8, 2021. The presentation reviewed the observed improvements seen in cough severity and quality of life over a 16-day treatment period that favored BLU-5937.

Hosting a virtual Analyst Event to discuss the chronic cough landscape and its selective P2X3 antagonist BLU-5937.

•	On November 15, 2021, we are planning to host an Analyst Event to discuss topics including the RCC landscape, clinical development updates for BLU-5937, RCC market dynamics and P2X3 antagonist platform potential. The event will be hosted virtually, and a replay of the event will be available on the Events & Presentations page of our website.

Ended the third quarter of 2021 with cash, cash equivalents and short-term investments totaling $58.4 million.

•	Current cash position is expected to be sufficient to fund our operating plan until the end of 2022.

BUSINESS SECTION

Our Pipeline

We are currently evaluating BLU-5937 in RCC and chronic pruritus associated with AD, as identified in the following pipeline:

BLU-5937 for Refractory Chronic Cough

We are developing BLU-5937, a potent, highly selective, small molecule antagonist of the P2X3 receptor, as an oral therapy to potentially reduce cough frequency and severity, as well as to potentially improve quality of life in RCC patients.

We are currently conducting the SOOTHE clinical trial, a Phase 2b trial evaluating the efficacy and safety of BLU-5937 in RCC patients, enriched for higher cough frequency patients. The SOOTHE trial was initiated in December 2020. In September 2021, we announced positive findings from a preplanned administrative interim analysis of the trial, as well as the completion of participant enrollment. The trial enrolled 310 participants, and topline results are expected in December 2021.

The SOOTHE trial is a multicenter, randomized, double-blind, four-week, parallel-arm, placebo-controlled Phase 2b trial evaluating the efficacy and safety of three doses of BLU-5937 (12.5 mg, 50 mg and 200 mg twice-daily (“BID”)) in 310 participants with RCC. Two hundred and forty-nine (249) participants with a baseline awake cough frequency of ≥25 coughs per hour were randomized across four arms (1:1:1:1) evaluating the three active doses and placebo in the main trial. Treatment arms were stratified to balance the number of participants with baseline awake cough frequency ≥45 coughs per hour across trial arms. The primary efficacy endpoint is placebo-adjusted change in the 24-hour cough frequency from baseline to day 28 collected with a cough recorder. An exploratory group of an additional 61 participants with a baseline awake cough frequency of ≥10 and <25 coughs per hour were randomized across two arms (1:1) evaluating one active dose (200 mg BID) and placebo to further investigate the effect of BLU-5937 in patients with lower cough frequency.

A pre-specified, blinded Sample Size Re-Estimation (“SSRE”) analysis was previously conducted in the trial’s main population (participants with ≥25 coughs per hour at baseline).  Based on the blinded SSRE results, no changes were made to the SOOTHE trial size. The SSRE analysis was based on the evaluation of the blinded standard deviation for the primary endpoint after approximately 33% of the targeted number of participants were evaluable for the primary endpoint of the trial. In September 2021, we announced positive findings from a preplanned administrative interim analysis of the SOOTHE trial. An independent statistical team reported that the predefined stringent probability threshold for clinical efficacy was met for at least one and up to all three doses of the BLU-5937 tested. The following observations of the interim data were made regarding key aspects of the BLU-5937 product profile:

•	At least one dose of BLU-5937 met the stringent predefined probability threshold for a clinically meaningful reduction in placebo-adjusted 24-hour cough frequency;

•	Limited taste-related adverse events were observed, consistent with previous BLU-5937 trials;

•	No serious adverse events were reported.

This administrative interim analysis was conducted once approximately 50% of the total planned participants in the main trial completed their 28-day treatment period. Doses were evaluated using predefined efficacy and probability thresholds, with the goal of narrowing down the optimal dose range in order to accelerate the preparation and initiation of the Phase 3 program. The interim analysis was performed for administrative purposes and had no impact on the design or conduct of the SOOTHE trial.

The trial enrolled participants in 116 sites of which approximately 50% are in the United States.

In July 2020, we announced topline results from our Phase 2a RELIEF clinical trial of BLU-5937 that demonstrated proof-of-concept in RCC patients. Numerical differences in favor of BLU-5937 were observed in the primary endpoint of reduction in cough frequency. The RELIEF trial did not achieve statistical significance for the primary endpoint of reduction in placebo-adjusted awake cough frequency at any dose tested in the intent to treat population; however, clinically meaningful and statistically significant reductions in cough frequency were observed in two pre-specified sub-group analyses including participants with baseline awake cough frequency of ≥20 coughs per hour (80% of trial participants) and ≥32 coughs per hour (50% of trial participants), linking higher baseline cough frequency with improved treatment benefit. In the RELIEF trial, BLU-5937 was well-tolerated and showed an adverse event profile comparable to placebo. The taste disturbance adverse events were limited to 10% or less, confirming the hypothesis that BLU-5937 had a favorable adverse event profile compared to the first generation P2X3 antagonist. Additionally, no complete loss of taste was observed at any dose, no severe taste adverse event was reported and no dropouts due to taste disturbance occurred.

RCC, our lead indication for BLU-5937, is a cough lasting more than eight weeks that persists despite treatment of any contributing underlying conditions, and may have a significant adverse impact on patients’ quality of life. It is estimated that approximately 26 million adults in the United States suffer from chronic cough of which approximately 9 million patients are identified as having RCC. It is also estimated that approximately 9 million patients suffer from RCC in EU-5. Many patients report that their condition has a marked effect on their quality of life including sleep disruption, tiredness, urinary incontinence, and disruption of social interactions. Currently, there is no specific therapy approved for RCC. Available treatment options are limited and may have inadequate benefit and/or significant safety and tolerability issues. We believe that BLU-5937, if approved, may be adopted by physicians as an oral cough therapy in patients for whom cough hypersensitivity is the primary etiology.

Competitive Landscape

In addition to BELLUS Health, other companies are developing P2X3 antagonist product candidates for the treatment of RCC, including Merck & Co. (“Merck”), Bayer AG (“Bayer”) and Shionogi Inc. (“Shionogi”).

1 Limited head to head studies have been conducted; data presented is derived from company specific disclosures.

2 Smith J., Lancet Respir Med 2020: Gefapixant, a P2X3 receptor antagonist, for the treatment of refractory or unexplained chronic cough: a randomised, double-blind, controlled, parallel group, phase 2b trial.

3 Safety and Efficacy of BAY 1817080, a P2X3 Receptor Antagonist, in Patients with Refractory Chronic Cough (RCC), Presenter Q&A – ERS 2020.

4 Niimi A, European Respiratory Journal 2019 54: RCT452.

Merck announced in March 2020 that the 45mg BID dose of MK-7264 (gefapixant) had reached statistical significance on the primary efficacy endpoint in both the COUGH-1 and COUGH-2 Phase 3 trials and that the 15mg BID dose had not achieved statistical significance in either trial. Pursuant to this announcement, in September 2020 at the European Respiratory Society (“ERS”) International conference, Merck presented these results in further detail. The 45 mg BID dose of MK-7264 achieved a statistically significant result in its primary endpoint of placebo-adjusted reduction in 24-hour cough frequency (18% in the 12-week COUGH-1 trial and 16% in the 24-week COUGH-2 trial) but showed significant rates of taste disturbance adverse events (58% and 69% in the COUGH-1 trial and COUGH-2 trial, respectively). In March 2021, Merck announced that the U.S. Food and Drug Administration (“FDA”) had accepted for review Merck’s New Drug Application (“NDA”) for gefapixant. The application will be discussed at an upcoming advisory committee meeting and the Prescription Drug User Fee Act (“PDUFA”) target date is March 21, 2022.

At the American Thoracic Society International Conference in August 2020, Bayer announced top-line results from its Phase 2a trial evaluating BAY 1817080 (eliapixant), which demonstrated that higher doses of Bayer’s P2X3 antagonist significantly reduced 24-hour cough counts in patients with RCC (ranging from 15% to 25% cough reduction compared to placebo) and cough severity. Taste disturbance adverse events were dose-dependent and reported by 5% to 21% of participants receiving BAY 1817080. In October 2020, Bayer initiated a Phase 2b trial evaluating three doses of BAY1817080 in 236 RCC participants. Bayer disclosed on August 3, 2021 that the trial had met its primary endpoint. In August 2021 at the ERS Annual Congress meeting, Bayer presented the per-protocol results only. The placebo-adjusted relative change in 24-hour cough frequency were 12%, 27% and 18% with a cough frequency at baseline (24 hours) of 30.3, 31.7 and 21.5 for 25 mg, 75 mg and 150 mg BID, respectively. Taste disturbances reported for the low, mid and high doses in the safety analysis population were respectively 4%, 13% and 24%. Adverse event related discontinuations were 8%. Additionally, Bayer stated that the higher efficacy of the mid-dose (75 mg BID) may have been driven by higher relative baseline 24-hour cough frequency compared to the high dose (150 mg BID). Bayer also announced that Phase 3 development was warranted.

Shionogi announced top-line results from its Phase 2a trial of S-600918 (sivopixant) in patients with RCC at the ERS International Congress in October 2019, which included a placebo-adjusted reduction in 24-hour cough frequency of 32% (p=0.055) and a rate of 6.5% of taste disturbance adverse events. The mean cough per hour frequency at baseline was 56. At the 2020 ERS International Congress, Shionogi reported that they observed an interaction between baseline cough frequency and treatment effect in its Phase 2a trial; this prompted the utilization of a minimal cough frequency threshold as an inclusion criterion in the Phase 2b trial of S-600918. On September 29, 2021, Shionogi announced that the primary endpoint of placebo adjusted change in 24-hour cough frequency in its Phase 2b trial of S-600918 (sivopixant) was not met at any dose in the full analysis set (-2% and –12% for 150 and 300 mg once-daily (“QD”), respectively). Post hoc analysis of patients with 10 or more coughs per hour (24 hours) demonstrated 23% reduction in placebo adjusted cough frequency for 300 mg QD. Taste related adverse events reported for the mid and high doses in the safety analysis population were 14% and 33%, respectively. Shionogi has indicated that it plans to discuss dose selection and Phase 3 design at an upcoming “End of Phase 2” meeting with the FDA.

Market Opportunity in RCC

We estimate that 10% of the adult population in developed countries suffer from chronic cough, including the United States, nations in the European Union, the United Kingdom and Japan. This represents approximately 26 million patients with chronic cough in the United States alone.

We estimate that approximately 30% of chronic cough patients, or approximately 9 million patients in the U.S., are uncontrolled or have RCC, which is the expected addressable patient population for BLU-5937. It is also estimated that approximately 9 million patients suffer from RCC in EU-5. The prevalence rate is expected to outpace population growth due to an aging population, increase in respiratory illnesses and increase in RCC diagnosis. RCC patients continue to cough despite treatment for potential underlying causes triggering the cough, or have an unexplained cough. We estimate that approximately one-third, or approximately three million, of these RCC patients in the U.S. have been coughing for over a year, a key inclusion criteria in current RCC trials, including the Phase 2a RELIEF trial of BLU-5937. Severely affected patients have a debilitating disease, moderately affected patients have important impacts on their quality of life, and mildly affected patients have fewer but still relevant impact from their disease.

BLU-5937 in Chronic Pruritus

We are also developing BLU-5937 as an oral therapy to reduce itch (pruritis) in patients with chronic pruritus associated with AD.

We are currently conducting the BLUEPRINT clinical trial, a Phase 2a trial evaluating the efficacy and safety of BLU-5937 in patients with chronic pruritus associated with AD. BLUEPRINT was initiated in December 2020, and in September 2021 we announced the completion of participant enrollment. The trial enrolled 142 participants and topline results are expected in December 2021.

A pre-specified, blinded SSRE analysis was previously conducted. Based on the blinded SSRE results, no change was made to the BLUEPRINT trial size. The SSRE analysis was based on the evaluation of the blinded pooled standard deviation for the primary endpoint after approximately 50% of the total targeted number of participants were evaluable for the primary endpoint of the trial.

The BLUEPRINT trial is a multicenter, randomized, double-blind, placebo-controlled, parallel design Phase 2a trial evaluating the efficacy, safety, and tolerability of BLU-5937 in 142 adults with moderate to severe chronic pruritus associated with mild to moderate AD. Participants were randomized into one of two treatment arms (1:1) and received either 200 mg BID of BLU-5937 or placebo for a four-week treatment period. The primary efficacy endpoint is the change from baseline in weekly mean Worst Itch-Numeric Rating Scale (“WI-NRS”) score at week four. A key secondary endpoint is a responder-rate analysis of at least a four-point WI-NRS improvement from baseline at week four.

The BLUEPRINT trial was conducted at 28 centers located in Canada and the United States.

Chronic pruritus, the second studied indication for BLU-5937, is commonly known as chronic itch, and is an irritating sensation that leads to scratching and persists for longer than six weeks, which can be debilitating and can significantly impact quality of life. It is a hallmark of many inflammatory skin diseases, including AD. It is estimated that up to 10% of adults in the United States suffer from AD – almost all report symptoms of pruritus with over 50% of patients attributing chronic pruritus as their most burdensome symptom. Despite currently available treatments targeting AD, there continues to be a lack of options targeting the burden of pruritus in patients with AD.

BLU-5937 in Other P2X3 Hypersensitization-Related Disorders

In addition to RCC and chronic pruritus, the mechanism of action of BLU-5937 may also have broad therapeutic applicability across other afferent hypersensitization-related disorders, enabling us to consider BLU-5937 as a potential treatment for development in a number of other indications. Consequently, we are exploring how the P2X3 pathway may contribute to irritation and pain in a variety of afferent hypersensitization-related disorders and whether inhibition of P2X3 receptors can help treat these conditions.

To our knowledge, Merck and Bayer are currently developing P2X3 antagonists for other afferent hypersensitization-related disorders: overactive bladder, neuropathic pain and endometriosis pain.

Supporting Preclinical and Clinical Development Activities

Preclinical, toxicology, and clinical development activities to support an anticipated Phase 3 RCC program start and NDA are ongoing, including: a 9-month chronic toxicity study in dogs; a 2-year carcinogenicity study in the rat, a drug-drug interaction clinical trial in combination with a CYP2D6 inhibitor; a standard Phase 1 clinical trial to assess the potential effect of BLU-5937 on cardiac repolarization as measured by QT/QTc interval and a bridging pharmacokinetic study in Asian population.

Chemistry, Manufacturing, and Controls (“CMC”)

We have a primary supply chain in place with the capacity to produce the required clinical supplies to support a Phase 3 program in RCC and commercial supplies for a potential launch, if BLU-5937 is approved. We continue to work on activities associated with manufacturing process optimization and upscaling to support a potential commercial launch.

Development of a Once-Daily (“QD”) Formulation

We have initiated activities in preparation for the development of a QD formulation for BLU-5937 using an extended-release tablet formulation. We are developing a QD formulation because BLU-5937 has exhibited favorable physical-chemical and pharmacokinetic characteristics, including high solubility and permeability, good absorption in the small and large intestine, linear pharmacokinetic profile, no interaction with food and a low predicted therapeutic dose. A pharmacokinetic pharmacology-based modelization study has been completed and we have initiated the development of BLU-5937 QD formulation prototypes.

Intellectual Property

Our BLU-5937 program is protected by a comprehensive patent estate comprised of issued and allowed patents, as well as pending patent applications. We have secured composition of matter patent protection for BLU-5937 in all major pharmaceutical markets, including the United States of America, Europe, Japan and China, all with an expiration date of 2034. Under certain circumstances, such patent term may be extended for up to five years in certain jurisdictions such as the United States, Europe and Japan. In addition, we have secured methods of use patent protection in the United States for avoiding loss of taste response while treating chronic cough patient through treatment with BLU-5937, expiring in 2038. Patent applications with similarly broad claims are currently pending in other industrialized nations. We own 100% of the BLU-5937 and certain related P2X3 antagonists intellectual property assets.

RESULTS OF OPERATIONS

For the three-month period ended September 30, 2021, net loss amounted to $22,881,000 ($0.29 per share), compared to $5,709,000 ($0.09 per share) for the corresponding period the previous year. For the nine-month period ended September 30, 2021, net loss amounted to $56,460,000 ($0.72 per share), compared to $24,263,000 ($0.43 per share) for the corresponding period the previous year. The increase in net loss is primarily attributable to higher research and development expenses in relation to the development of BLU-5937.

Research and development expenses, net of research tax credits, amounted to $19,054,000 for the three-month period ended September 30, 2021 ($46,703,000 for the nine-month period), compared to $5,796,000 for the corresponding period the previous year ($18,205,000 for the nine-month period), an increase of $13.3 million or 229% year over year (increase of $28.5 million or 157% year over year for the nine-month period). The increase is primarily attributable to higher expenses incurred for the development of BLU-5937, mainly activities in relation to the Phase 2b SOOTHE trial in RCC, as well as activities in relation to the Phase 2a BLUEPRINT trial in chronic pruritus associated with AD, preclinical and clinical development activities to support our RCC program and CMC activities.

General and administrative expenses amounted to $3,821,000 for the three-month period ended September 30, 2021 ($10,096,000 for the nine-month period), compared to $456,000 for the corresponding period the previous year ($6,657,000 for the nine-month period), an increase of $3.4 million or 738% year over year (increase of $3.4 million or 52% year over year for the nine-month period). The increase in the three and nine-month periods is mainly attributable to higher stock-based compensation expense of $3,073,000 and $2,310,000, respectively, related to our deferred share unit plan, due to an increase in the stock price compared to the previous year. The increase in the nine-month period is also due to higher stock-based compensation expense of $1,155,000 in relation to our stock option plan.

Net finance costs amounted to $10,000 for the three-month period ended September 30, 2021 (net finance income of $327,000 for the nine-month period), compared to a net finance income of $540,000 for the corresponding period the previous year ($588,000 for the nine-month period). The increase in net finance costs in the three-month period is mainly attributable to a foreign exchange loss of $47,000 that arose from the translation of our net monetary assets denominated in Canadian dollars during the period, compared to a foreign exchange gain of $297,000 in the corresponding period the previous year, as well as to lower interest income of $203,000 due to lower interest rates on short term investments. The decrease in net finance income in the nine-month period is mainly due to lower interest income due to lower interest rates on short-term investments, partially offset by a foreign exchange gain that arose from the translation of our net monetary assets denominated in Canadian dollars during the period, compared to a foreign exchange loss in the corresponding period the previous year.

Quarterly Results (Unaudited)

(in thousands of dollars, except per share data)

	2021	2021	2021	2020	2020	2020	2020	2019
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4

Revenues	$4	$4	$4	$4	$3	$4	$4	$7

Expenses:
Research and development, net	19,054	15,201	12,448	5,017	5,796	5,899	6,510	7,048
General and administrative	3,821	2,805	3,470	3,078	456	3,439	2,762	2,087
Total operating expenses	22,875	18,006	15,918	8,095	6,252	9,338	9,272	9,135

Operating loss	(22,871)	(18,002)	(15,914)	(8,091)	(6,249)	(9,334)	(9,268)	(9,128)

Net finance (costs) income	(10)	174	163	597	540	912	(864)	(845)
Net loss	$(22,881)	$(17,828)	$(15,751)	$(7,494)	$(5,709)	$(8,422)	$(10,132)	$(9,973)

Loss per share	$(0.29)	$(0.23)	$(0.20)	$(0.10)	$(0.09)	$(0.14)	$(0.18)	$(0.18)

Effective January 1, 2020, we adopted the US dollar as our functional and presentation currency. Historical consolidated quarterly results for 2019 in the above table were recast in US dollars by translating revenue and expenses at the average rate in effect for the respective period.

The variation of the net loss of a quarter compared to the corresponding quarter of the previous year is explained by the following elements. The increase in net loss for the third quarter of 2021 is primarily attributable to higher research and development expenses as well as to a higher stock-based compensation expense related to our deferred share unit plan. The increase in net loss for the second and first quarters of 2021 is primarily attributable to higher research and development expenses. The decrease in net loss for the fourth quarter of 2020 is primarily attributable to lower research and development expenses.

Related Party Transactions

Dr. Francesco Bellini is the Chairman of our Board of Directors and provides ongoing advisory services under the terms of a consulting and services agreement between us and Picchio International Inc. (“Picchio International”), wholly-owned by Dr. Francesco Bellini and his spouse. Picchio International receives a monthly fee of CAD $20,833, plus the reimbursement of applicable expenses for services rendered under the agreement. The agreement has a one-year term renewable for successive one-year terms. We have recorded fees and expenses of $76,000 and $228,000 (CAD $96,000 and $286,000) and $71,000 and $212,000 (CAD $96,000 and $286,000) under the consulting and services agreement for the three and nine-month periods ended September 30, 2021 and 2020, respectively.

FINANCIAL CONDITION

Liquidity and Capital Resources

As at September 30, 2021, we had available cash, cash equivalents and short-term investments totaling $58,350,000, compared to $98,260,000 as at December 31, 2020. For the nine-month period ended September 30, 2021, the net decrease in cash, cash equivalents and short-term investments amounted to $39,910,000 and is primarily attributable to funds used to finance our operating activities, mainly the research and development activities associated with our product candidate BLU-5937.

Based on management’s estimate and current level of operations, we believe that our current cash, cash equivalents and short-term investments are projected to be sufficient to fund our operating plan until the end of 2022. We will need to raise additional capital to fund our operations and to develop BLU-5937.

In October 2020, we raised total gross proceeds of $40.3 million from the 2020 Offering by issuing a total of 17,888,889 common shares at a price of $2.25 per share including the exercise in full of the underwriters’ option to purchase 2,333,333 common shares. We intend to use the net proceeds of the 2020 Offering primarily to fund research and development activities, general and administrative expenses, working capital needs and other general corporate purposes.

The use of proceeds presented in our prospectus supplement dated October 19, 2020 did not include funds from the exercise of the overallotment option. Taking into consideration these additional funds, we intend to use the net proceeds of the 2020 Offering, together with our cash, cash equivalents and short-term investments on hand at the time of closing for the purposes and in the amounts indicated below.

	As per October 19, 2020 prospectus supplement, including overallotment option	As at September 30, 2021, including overallotment option
BLU-5937 clinical trials in chronic cough and chronic pruritus	$62 million	$59 million
Manufacturing, formulation and scale-up	$17 million	$18 million
Other project costs	$6 million	$9 million

The remaining net proceeds will be used for administrative expenses, working capital and other general corporate purposes.

As at September 30, 2021, we have used $45.7 million of the 2020 Offering net proceeds, together with cash, cash equivalents and short-term investments on hand at the time of the 2020 Offering closing.

On December 23, 2020, we entered into an “at-the-market” (“ATM”) sales agreement (the “Sales Agreement”) with Jefferies LLC ("Jefferies") pursuant to which we may from time to time sell through at-the-market distributions with Jefferies acting as sales agent (the “Agent”), our common shares for aggregate gross proceeds of up to $50 million, including sales made directly on the Nasdaq or on any other existing trading market for the common shares in the United States. No common shares will be offered or sold in Canada. The Common Shares would be issued at market prices prevailing at the time of the sale and, as a result, prices may vary between purchasers and during the period of distribution. The ATM has a 2-year term and requires us to pay to the Agent a commission of up to 3.0% of the gross proceeds of any common shares sold. Subject to the terms and conditions of the Sales Agreement, the Agent will use its commercially reasonable efforts to sell the common shares from time to time, based upon our instructions. We have no obligation to sell any of the common shares and may at any time suspend sales under the Sales Agreement. We and the Agent may terminate the Sales Agreement in accordance with its terms. Under the terms of the Sales Agreement, we have provided the Agent with customary indemnification rights and the Agent will be entitled to compensation, as previously mentioned. During the nine-month period ended September 30, 2021, no common shares were sold under the ATM program.

During the nine-month period ended September 30, 2021, we sold short-term investments with initial maturities greater than three months and less than a year for an aggregate amount of $16,358,000 (purchased short-term investments with initial maturities greater than three months and less than a year for an aggregate amount of $12,590,000, and redeemed at maturity short-term investments for an aggregate amount of $66,882,000 for the nine-month period ended September 30, 2020).

There has been no significant change to our contractual obligations since December 31, 2020 other than in the ordinary course of business. As at September 30, 2021, we had commitments for expenditures related to contracts for research and development activities of approximately $14,730,000 (approximately $36,659,000 as at December 31, 2020), of which $5,052,000 is expected to be payable in 2021, $8,578,000 in 2022 and $1,100,000 in 2023.

On March 16, 2021, a Company stockholder, Carl D. Cachia (“Plaintiff”), filed a complaint against the Company and certain of its executive officers alleging claims under provisions of the Securities Exchange Act of 1934 (“Exchange Act”). On September 17, 2021, Plaintiff filed an amended class action complaint, individually and on behalf of all persons who purchased or otherwise acquired Company securities between September 5, 2019 and July 6, 2020, against the Company, certain of its executive officers, the principal investigator of the Company’s Phase 2a RELIEF trial, and the underwriters of the Company’s initial public offering in September 2019. The amended class action complaint alleges claims under the Exchange Act and the Securities Act of 1933 relating to disclosures concerning the Company’s Phase 2a RELIEF trial, and seeks compensatory damages, pre-judgment and post-judgment interest, as well as attorneys’ fees, expert fees, and any other reasonable costs and expenses. The defendants’ motions to dismiss the amended complaint are currently due to be filed on or before November 16, 2021.

No provision has been made in the financial statements for the resolution of the above matter. Resolution of this matter could have an effect on our financial statements in the period that a determination is made, however, in management’s opinion, given the early stage of this litigation, the final resolution of this matter is not currently projected to have a material adverse effect on our financial position.

During the nine-month period ended September 30, 2021, we granted 1,528,000 stock options and 152,167 stock options were forfeited.

As at November 10, 2021, we had 78,337,361 common shares outstanding and 86,169,360 common shares on a fully diluted basis, including 7,831,999 stock options granted under the stock option plan.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

The preparation of our condensed consolidated interim financial statements in accordance with IFRS requires management to make judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses. The reported amounts and note disclosures reflect management’s best estimate of the most probable set of economic conditions and planned course of actions. Actual results may differ from these estimates.

In preparing these condensed consolidated interim financial statements, the significant judgements made by management in applying our accounting policies and key sources of estimation uncertainty were the same as those applied to the consolidated financial statements for the year ended December 31, 2020.

Refer to the audited consolidated financial statements for the year ended December 31, 2020 for discussions on our accounting policies and estimates that are most important in assessing, understanding and evaluating our consolidated financial statements. Change in these estimates and assumptions could have a significant impact on our consolidated financial statements.

CHANGES IN ACCOUNTING POLICIES

The accounting policies and basis of measurement applied in our condensed consolidated interim financial statements as at September 30, 2021 are the same as those applied in our consolidated financial statements for the year ended December 31, 2020.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING (ICFR)

There have been no changes in our ICFR that occurred during the period beginning July 1, 2021 and ended September 30, 2021 that have materially affected, or are reasonably likely to materially affect, our ICFR.

RISKS AND UNCERTAINTIES

We are a clinical-stage biopharmaceutical company that operates in an industry that is dependent on a number of factors that include the capacity to raise additional capital on reasonable terms, obtain positive results of clinical trials, obtain positive results of clinical trials without serious adverse or inappropriate side effects, and obtain market acceptance of its product. An investment in our common shares is subject to a number of risks and uncertainties. An investor should carefully consider the risks described in our AIF and our annual report on Form 40-F filed with the U.S. Securities and Exchange Commission, as well as our other public filings with the securities regulators before investing in our common shares. If any of such described risks occur, or if others occur, our business, operating results and financial condition could be seriously harmed, and investors may lose a significant proportion of their investment. There are important risks which management believes could impact our business. For information on risks and uncertainties, please refer to the “Risk Factors” section of our most recent AIF filed on SEDAR at www.sedar.com and included in the annual report on Form 40-F filed on EDGAR at www.sec.gov/edgar and our other public filings.